Exhibit 21.1
SUBSIDIARIES OF WAG! GROUP CO.
As of December 31, 2024

Subsidiaries	State or other jurisdiction of incorporation or organization
Compare Pet Insurance Services, Inc.	Delaware, USA
Furmacy, Inc.	Delaware, USA
Pawsome, LLC	Delaware, USA
Wag Labs, Inc.	Delaware, USA
Wag Wellness, Inc.	Delaware, USA
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